Exhibit 99.3

Ordinary and Extraordinary Shareholders’ Meeting

Paris, July 16, 2008 – The Ordinary and Extraordinary Shareholders meeting of Gaz de France called to vote on, and approve plans to merge with Suez was held today.

All of the 44 resolutions, which primarily related to the financial conditions of the merger, the modification of the company’s articles of association, and the structure of the new Board of Directors, were approved by a very large majority.

This vote will allow, the creation, on July 22, of GDF SUEZ, a new world leader in the energy industry. The first meeting of the Board of Directors of GDF SUEZ will be held on the same day.

Group profile:

The Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs nearly 50,000 employees and earned €27 billion in sales in 2007. The Group holds a portfolio of some 14 million clients, approximately 11 million of which are in France. Gaz de France is listed on the Paris Stock Exchange and forms part of the CAC 40 and Dow Jones Stoxx 600 indices.

Press Contacts:

Jérôme Chambin
Tel. +33 1 47 54 24 35
E-mail. jerome.chambin@gazdefrance.com

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